SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

“América Móvil informs about shareholders’ resolutions”

Mexico City, May 14, 2025. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX], announces that its shareholders meeting approved, among others, the following matters:

Dividend

The payment of an ordinary dividend of MXP$0.52 (fifty-two peso cents) per share. The dividend will be payable to each of the shares of AMX capital stock, in cash and in two installments of MXP$0.26 (twenty-six peso cents) each, on July 14 and November 10, 2025.

Buyback Program

The allocation of MXP$10,000 million as AMX’s buyback program fund, for the April 2025 – April 2026 period, adding to such amount the outstanding balance of the buyback program as of this date. Pursuant to this resolution, the buyback program fund for April 2025 – April 2026 period equals MXP$19,557 million.

Board of Directors

The appointment of Miriam Guadalupe de la Vega Arizpe as member of AMX’s Board of Directors and the ratification of the former members of AMX’s Board of Directors, which consists of:

Board of Directors

Carlos Slim Domit (Chairman)	Rafael Moisés Kalach Mizrahi
Patrick Slim Domit (Cochairman)	Francisco Medina Chávez
Antonio Cosío Pando	Gisselle Morán Jiménez
Pablo Roberto González Guajardo	Luis Alejandro Soberón Kuri
Daniel Hajj Aboumrad	Miriam Guadalupe de la Vega Arizpe
Vanessa Hajj Slim	Ernesto Vega Velasco
David Ibarra Muñoz	Oscar Von Hauske Solís
Claudia Jañez Sánchez

Alejandro Cantú Jiménez (Corporate Secretary)
Rafael Robles Miaja (Corporate Pro-Secretary)

As well as the ratification of the former members of the Audit and Corporate Practices Committee, which consists of:

Audit and Corporate Practices Committee

Ernesto Vega Velasco (Chairman)
Pablo Roberto González Guajardo
Claudia Jañez Sánchez
Rafael Moisés Kalach Mizrahi

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 14, 2025.

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-fact